UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)
N.A.
(Translation of registrant’s name into English)
COLOMBIA
(Jurisdiction of incorporation or organization)
Carrera 13 No. 36 – 24
BOGOTA D.C. – COLOMBIA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Annual General Shareholders’ Meeting of ECOPETROL S.A.

The Chief Executive Officer of Ecopetrol S.A. hereby calls on Shareholders to attend the Annual General Shareholders’ Meeting to be held on Thursday, March 31, 2016, starting at 9 a.m., at the International Center of Business and Exhibitions (Centro Internacional de Negocios y Exposiciones, Corferias), Bogotá, Colombia.

The agenda for the meeting will be:

1.	Safety guidelines
2.	Quorum Verification
3.	Opening by the Chief Executive Officer
4.	Approval of the Agenda
5.	Appointment of the Meeting’s President
6.	Appointment of the Commission in charge of scrutinizing elections and polling
7.	Appointment of the Commission in charge of reviewing and approving the minutes of the meeting
8.	Presentation of the report concerning the Board of Directors’ activities, the Board’s evaluation of the Chief Executive Officer’s performance, as well as the company’s compliance with the corporate governance code
9.	Presentation of 2015 performance report by the Board of Directors and by the Chief Executive Officer
10.	Report by the Minority Shareholders Representative
11.	Review and consideration of financial statements and consolidated financial statements as of December 31, 2015
12.	Review of the External Auditor’s Report
13.	Approval of reports presented by the Management, and the External Auditor and approval of Financial Statements
14.	Approval of proposal for dividend distribution
15.	Election of the External Auditor and assignment of remuneration
16.	Election of the Board of Directors
17.	Propositions and miscellaneous

As from March 7, 2016, shareholders will exercise the right to inspect the books and documents that the Colombian Commercial Code refers to. This information may be consulted at the Company’s main offices (Cra. 7 No. 37-69 Bogota, Colombia), in a time schedule from 7:30 a.m. to 4:00 p.m. 2015 performance report may be consulted on Ecopetrol Web site.

The résumés of candidates for the Board of Directors and for the External Auditor are available to the shareholders on Ecopetrol Web site.

Shareholders that may not attend the Shareholders´ Meeting may be represented through a proxy, granted in writing, which gathers the requisites established in Colombian Commercial Law. Shareholders may download from the Web site the proxy models that may be used.

Except for the cases of legal representation, managers and employees of Ecopetrol shall not represent shares other than their own, while in exercise of their posts, or substitute the powers of attorney conferred to them. Neither shall they be able to vote on the year-end financial statements.

In all events, shareholders representation shall strictly comply with the rules established under Colombian Securities Law and Regulations, regarding illegal, unauthorized and unsafe practices of the issuers of securities.

JUAN CARLOS ECHEVERRY GARZÓN

Chief Executive Officer

The meeting will be broadcasted live on local TV and on Ecopetrol Web site.

Bogota, February 26, 2016

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Ecopetrol is the largest company in Colombia and is an integrated oil & gas company; it is among the top 50 oil companies in the world and among the four top ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it has exploration and production activities in Brazil, Peru & the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

e-mail: mauricio.tellez@ecopetrol.com.co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ María Fernanda Suárez
	Name:	María Fernanda Suárez
	Title:	Chief Financial Officer

Date: February 29, 2016